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                                                        EXHIBIT (c)(19)


                          MEMORANDUM OF UNDERSTANDING

        The parties to the consolidated action entitled In re Calgene, Inc.

Shareholders Litigation, Civil Action No. 15487-NC (the "Action"), pending in the Court of Chancery for the State of Delaware in and for New Castle County

(the "Chancery Court"), by their respective attorneys, have reached an agreement in principle providing for the settlement of the Action on the terms and subject to the conditions set forth below.


        1.  Monsanto Company ("Monsanto") currently owns approximately 54.55%

of the outstanding common stock of Calgene, Inc. ("Calgene"). On January 28,

1997, Monsanto announced that it had offered to buy all of the remaining outstanding shares of Calgene not owned by Monsanto (the "Minority Shares") for

$7.25 per share. Following commencement of the Action, plaintiffs' counsel retained a financial expert, obtained relevant documents from defendants and engaged in discussions with counsel for the Special Committee of Calgene's

Board of Directors and counsel for Monsanto with regard to resolution of the

Action. To resolve the Action, Monsanto will seek to acquire the Minority

Shares by means of a first-step tender offer and a second-step merger at a price, in each step, of $8.00 per share in cash in lieu of the $7.25 per share proposal made by Monsanto. Monsanto will not, without the consent of the

Special Committee of Calgene Board of Directors, accept for payment any shares tendered pursuant to the tender
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         offer unless at least a majority of the Minority Shares are tendered and not withdrawn prior to the expiration of the tender offer.


                   2.   The parties to the Action will attempt in good

         faith to agree upon and execute a definitive Stipulation of

         Settlement and such other documentation as may be required in order to obtain approval by the Chancery Court of the settle-

         ment upon the terms set forth in this Memorandum of Understand-

         ing.  The Stipulation of Settlement will expressly provide,

         inter alia, that defendants have denied, and continue to deny,
         ----- ----
         that they have committed or have threatened to commit any vio-

         lations of law and that they are entering into the Stipulation because the proposed settlement would eliminate the burden and expense of further litigation and would facilitate the consum-

         mation of a transaction which is in the best interests of Cal-

         gene and all of its shareholders.  The Stipulation of Settle-

         ment will further provide that the defendants considered the

         Action, the allegations made by plaintiffs therein and the dis-

         cussions with plaintiffs' counsel, in agreeing to the increased consideration to be offered by Monsanto for the Minority

         Shares.


                   3.   The parties to the Action will present the set-

         tlement to the Chancery Court for approval as soon as practi-

         cable following appropriate notice to the Calgene shareholders on whose behalf the Action was instituted, and will use


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         their best efforts to obtain final Court approval of the settlement and the dismissal of the Action with prejudice as to all claims asserted in the Action an against the named plaintiffs and the class of Calgene shareholders on whose behalf the Action was brought and without costs to any party (except as provided for in paragraph 6 below).


                   4.   The consummation of the settlement is subject to

         the completion by plaintiffs of any additional necessary dis-

         covery satisfactory to plaintiffs, the drafting and execution of a definitive Stipulation of Settlement and such other docu-

         mentation as may be required to obtain final Court approval of the settlement, and the dismissal of the Action with prejudice and without costs to any party (except as provided for in para-

         graph 6 below).


                   5.   The settlement contemplated by this Memorandum

         of Understanding will not be binding upon any party until the transaction referred to in paragraph 1 has been consummated,

         discovery referred to in paragraph 4 above has been completed,

         a definitive Stipulation of Settlement has been signed and final Court approval of the settlement and the dismissal of the

         Action with prejudice and without costs (except as provided for in paragraph 6 below) has been obtained.  This Memorandum of

         Understanding shall be null and void and of no force and effect should any of these conditions not be met or should counsel for any of the parties determine that, based upon discovery or sub-


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         sequent events, the settlement is not fair and reasonable and,

         in that event, this Memorandum of Understanding shall not be deemed to prejudice in any way the positions of the parties with respect to the Action.


                   6.   Plaintiffs' counsel intend to apply to the Court

         for an award of attorneys' fees and reasonable disbursements,

         including expert fees, in an amount not to exceed $795,000.

         Defendants will not oppose such application.  Subject to the terms and conditions of this Memorandum of Understanding, the consummation of the transaction and the Stipulation of Settle-

         ment contemplated by paragraphs 2 and 5 above, Monsanto will pay plaintiffs' counsel such amounts within such limit as may be awarded by the Chancery Court.  Monsanto shall pay the costs




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         and expenses related to providing notice of the settlement to

         Calgene shareholders.


         Dated:  New York, New York
                 March 31, 1997

                                       ABBEY, GARDY & SQUITIERI, LLP
                                                    -and-

                                       GOODKIND LABATON RUDOFF &
                                         SUCHAROW, LLP
                                                    -and-

                                       WOLF POPPER LLP



                                       By:  /s/ Arthur Abbey
                                          ---------------------------
                                                Arthur Abbey
                                       Plaintiffs' Co-Lead Counsel




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